Exhibit a.2
TORTOISE CAPITAL RESOURCES CORPORATION
ARTICLES SUPPLEMENTARY
SERIES A REDEEMABLE PREFERRED STOCK
     Tortoise Capital Resources Corporation, a Maryland corporation (the “Corporation”), hereby certifies to the State Department of Assessments and Taxation of Maryland that;
     FIRST: Under a power contained in Article VI of the charter of the Corporation (the “Charter”), the Board of Directors by duly adopted resolutions classified and designated 1,333,333 shares of authorized but unissued preferred stock, $0.001 par value per share (the “Preferred Stock”), of the Corporation as shares of Series A Redeemable Preferred Stock, with the following preferences, rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms and conditions of redemption, which, upon any restatement of the Charter, shall become part of Article VI of the Charter, with any necessary or appropriate renumbering or relettering of the sections or subsections hereof.
SERIES A REDEEMABLE PREFERRED STOCK
          1. Classification and Designation. 1,333,333 shares of Preferred Stock are classified and designated as Series A Redeemable Preferred Stock (the “Series A Redeemable Preferred Stock”).
          2. Dividend Rights.
               (a) Payments. Holders of Series A Redeemable Preferred Stock shall be entitled to receive in each fiscal year from and after the date of issuance of the first share of Series A Redeemable Preferred Stock (as to the Series A Redeemable Preferred Stock, the “Original Issue Date”), cumulative cash dividends when and as authorized by the Board of Directors and declared by the Corporation and to the extent that funds are legally available therefor at the rate of 10% per annum of the applicable Original Issue Price (as defined below) on each outstanding share of Series A Redeemable Preferred Stock (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares) payable on the first business day following the end of each fiscal quarter of the Corporation. In the event that any shares of the Series A Redeemable Preferred Stock are not outstanding for a full fiscal quarter, the dividends payable for such quarter shall be prorated based on the actual number of days such shares were outstanding in a presumed 90-day quarter. The “Original Issue Price” of the Series A Redeemable Preferred Stock initially shall be $15.00 per share, subject to adjustment as hereinafter provided. Any dividends on the Series A Redeemable Preferred Stock, to the extent not declared and paid as aforesaid shall accrue until declared and paid to the holders of the Series A Redeemable Preferred Stock as specified in these terms of the Series A Preferred Stock.

               (b) Priority. The dividend payment rights of the Series A Redeemable Preferred Stock shall be in preference to the holders of the Corporation’s common stock, $0.001 par value per share (the “Common Stock”), and any other class or series of stock of the Corporation. Further, if the Series A Redeemable Preferred is not redeemed in full prior to September 26, 2007, no dividend may be paid to the holders of Common Stock and any dividends thereafter to be paid to the holders of the Common Stock shall be paid to the holders of Series A Redeemable Preferred as part of the redemption until the Series A Redeemable Preferred is redeemed in full. Furthermore, in addition to the protective provisions set forth in Section 5, the Corporation may not declare any dividend (except a dividend payable in Common Stock of the Corporation) or any other distribution (as such term is used in Section 18(a)(2)(B) of the Investment Company Act of 1940 (the “1940 Act”)) upon the Common Stock, or purchase any Common Stock, unless in every such case the Series A Redeemable Preferred has, at the time of the declaration of any such dividend, distribution or purchase, an asset coverage of at least two hundred percent (200%) after deducting the amount of such dividend, distribution, or purchase price, as the case may be.
          3. Liquidation.
               (a) Preference. In the event of any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary, the holders of Series A Redeemable Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of the assets of the Corporation to the holders of Common Stock or any other class or series of stock of the Corporation by reason of their ownership thereof, an amount per share equal to the applicable Original Issue Price, subject to adjustment as hereinafter provided, plus all accrued and unpaid cumulative dividends thereon to the date of liquidation. If, upon the occurrence of such event, the assets and funds thus distributed among the holders of the Series A Redeemable Preferred Stock shall be insufficient to permit the payment to such holders of the full aforesaid preferential amounts, then the entire assets and funds of the Corporation legally available for distribution shall be distributed ratably among the holders of the Series A Redeemable Preferred Stock in proportion to the amount each such holder is otherwise entitled to receive. In determining whether a distribution (other than upon voluntary or involuntary liquidation), by dividend, redemption or otherwise, is permitted under the Maryland General Corporation Law (the “MGCL”), amounts that would be needed, if the Corporation were to be dissolved at the time of distribution, to satisfy the liquidation preference of the Series A Redeemable Preferred Stock will not be added to the Corporation’s total liabilities.
               (b) Certain Transactions.
                    (i) Deemed Liquidation. For purposes of this Section 3, a liquidation, dissolution or winding up of the Corporation shall be deemed to occur (unless otherwise approved at a meeting or by written consent by the holders of a majority of the then outstanding shares of the Series A Redeemable Preferred Stock) if the Corporation shall (A) sell, convey, or otherwise dispose of all or substantially all of its property or business, (B) merge into or consolidate with any other corporation (other than a wholly-owned subsidiary corporation) or undergo a recapitalization within the meaning of Section 368(a)(1)(E) of the Internal Revenue Code or (C) effect any other transaction or series of related transactions in which, with respect to the foregoing clause (B) or clause (C), the outstanding voting stock of the Corporation immediately prior to the transaction ceases to represent a majority of the outstanding voting stock immediately following the transaction; provided, however, that, subject to the protective provisions set forth in Section 5, this 3(b)(i) shall not apply to an encumbrance of all or substantially all of the Corporation’s property or business solely in connection with a debt financing.
                    (ii) Valuation of Consideration. In the event of a deemed liquidation as described in Section 3(b)(i) of these terms of the Series A Redeemable Preferred Stock, if the consideration received by the Corporation is other than cash, its value will be deemed its fair market value as determined in good faith by the Board of Directors of the Corporation. Any securities distributed to holders of the Series A Redeemable Preferred Stock in satisfaction of their liquidation preference shall be valued as follows:
                    (A) Securities not subject to investment letter or other similar restrictions on free marketability:
                         (1) If traded on a securities exchange or The Nasdaq Stock Market, the value shall be deemed to be the average of the closing prices of the securities on such exchange over the thirty-day period ending three days prior to the closing;
                         (2) If actively traded over-the-counter, the value shall be deemed to be the average of the closing bid or sale prices (whichever is applicable) over the thirty-day period ending three days prior to the closing; and
                         (3) If there is no active public market, the value shall be the fair market value thereof, as mutually determined in good faith by the holder of a majority of the Series A Redeemable Preferred (or, alternatively, a representative approved at a meeting or by written consent by the holders of a majority of the then outstanding shares of the Series A Redeemable Preferred Stock) and the Board of Directors of the Corporation.
                    (B) The method of valuation of securities subject to investment letter or other restrictions on free marketability (other than restrictions arising solely by virtue of a shareholder’s status as an affiliate or former affiliate) shall be to make an appropriate discount from the market value determined as in Section 3(b)(ii)(A) of these terms of the Series A Redeemable Preferred Stock to reflect the approximate fair market value thereof, as determined in good faith by the Board of Directors of the Corporation.
If the consideration received is other than cash or securities, its value will be deemed its fair market value as mutually determined in good faith by the holder of a majority of the Series A Redeemable Preferred (or, alternatively, a representative approved at a meeting or by written consent by the holders of a majority of the then outstanding shares of the Series A Redeemable Preferred Stock) and the Board of Directors of the Corporation.
                    (iii) Notice of Transaction. The Corporation shall give each holder of record of the Series A Redeemable Preferred Stock written notice of such impending transaction not later than 20 days prior to the stockholders’ meeting called to approve such transaction, or 20 days prior to the closing of such transaction, whichever is earlier, and shall also notify such holders in writing of the final approval of such transaction. The first of such notices shall describe the material terms and conditions of the impending transaction and the provisions of this Section 3, and the Corporation shall thereafter give such holders prompt notice of any material changes. The transaction shall in no event take place sooner than 10 days after the Corporation has given the first notice provided for herein or sooner than 10 days after the Corporation has given notice of any material changes provided for herein; provided, however, that such periods may be shortened upon the written consent of the holders of Series A Redeemable Preferred Stock that are entitled to such notice rights and that represent at least a majority of the voting power of all then outstanding shares of the Series A Redeemable Preferred Stock.
                    (iv) Effect of Noncompliance. In the event the requirements of this Section 3(b) are not complied with, the Corporation shall forthwith either cause the closing of the transaction to be postponed until such requirements have been complied with, or cancel such transaction, in which event the rights, preferences and privileges of the holders of the Series A Redeemable Preferred Stock shall revert to and be the same as such rights, preferences and privileges existing immediately prior to the date of the first notice referred to in Section 3(b)(iii) of these terms of the Series A Redeemable Preferred Stock.
          4. Voting Rights. The holder of each share of Series A Redeemable Preferred Stock shall have the right to one vote for each such share of stock held and such holder shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock. The Holders of the Series A Redeemable Preferred Stock shall be entitled, notwithstanding any provision hereof, to notice of any shareholders’ meeting in accordance with the Bylaws of the Corporation and shall be entitled to vote together as a single class, together with holders of Common Stock, on any question upon which holders of Common Stock have the right to vote. In addition, the holders of the Series A Redeemable Preferred Stock shall be entitled, voting separately as a class: (i) to elect at least two directors of the Corporation at all times, and (ii) to elect a majority of the directors of the Corporation if, at any time, dividends on the Series A Redeemable

           Preferred Stock shall be unpaid in an amount equal two full years’ dividends on such securities, and, thereafter, to continue to be so represented until all dividends in arrears shall have been paid or otherwise provided for. Further, the Series A Redeemable Preferred Stock, voting as a separate class, shall have the right to approve by a vote of a majority of the then outstanding Series A Redeemable Preferred Stock, any plan of reorganization adversely affecting the Series A Redeemable Preferred Stock or of any action requiring a vote of security holders as provided in Section 13(a) of the 1940 Act.
          5. Protective Provisions. So long as any share of the Series A Redeemable Preferred remains outstanding:
               (a) the Corporation will not incur additional debt or grant any liens other than to secure bank lines of credit, and those secured credit facilities will not exceed 25% of the total assets of the Corporation.
               (b) at all times after June 30, 2007, the entire net proceeds of any additional debt assumed, and the entire net proceeds of any additional equity raised, by the Corporation shall be used to redeem the Preferred Stock.
               (c) The Corporation shall not, without first obtaining the approval (by vote or written consent, as provided by law) of the holders of at least a majority of the then outstanding shares of the Series A Redeemable Preferred Stock, which approval or consent shall not unreasonably be withheld:
                    (i) amend the Charter or Bylaws of the Corporation to change the preferences, rights, privileges, or powers of, or the restrictions provided for the benefit of, the Series A Redeemable Preferred;
                    (ii) increase the authorized number of shares of Series A Redeemable Preferred;
                    (iii) authorize or issue shares of any class or series of stock having any preference as to dividends, liquidation preferences, or voting rights, superior to any such preference or priority of the Series A Redeemable Preferred, or having any rights in addition to those granted to the Series A Redeemable Preferred;
                    (iv) reclassify any shares of stock of the Corporation into shares having any preference or priority as to dividends, liquidation preferences, or voting rights, superior to any such preference or priority of the Series A Redeemable Preferred, or having any rights in addition to those granted to the Series A Redeemable Preferred;
                    (v) repurchase, acquire, or retire any shares of Common Stock other than pursuant to the terms of any agreement approved by the Board of Directors of the Corporation between the Corporation and any stockholder, employee, director, officer, consultant or vendor; or

                    (vi) the Corporation shall not engage in (i) any acquisition of the Corporation by merger, consolidation or otherwise, or (ii) any sale of all or substantially all of the assets of the Corporation, or (iii) any action which (x) alters or changes the rights, preferences or privileges of the Series A Redeemable Preferred materially and adversely, or (y) creates any new class or series of shares having preference over the Series A Redeemable Preferred.
          6. Status of Redeemed Stock. In the event that any shares of Series A Preferred are redeemed or otherwise acquired by the Corporation, the shares of Series A Redeemable Preferred Stock so redeemed or otherwise acquired shall be returned to the status of authorized but unissued Preferred Stock, without further designation as to class or series.
          7. Redemption.
               (a) Redemption at Option of the Corporation. At any time and from time to time after the Original Issue Date, the Corporation may redeem some or all of the outstanding shares of the Series A Redeemable Preferred Stock out of funds legally available therefor, in accordance with the provisions contained in this Section 7. If less than all of the shares can be so redeemed, then the shares shall be redeemed on a pro rata basis, in proportion to the aggregate Redemption Price (as defined below) that each holder of Series A Redeemable Preferred Stock is otherwise entitled to receive.
               (b) Mandatory Redemption by the Corporation. The Series A Redeemable Preferred shall be redeemed by the Corporation on the earlier to occur of the following: (i) completion by the Corporation of an initial public offering of its Common Stock in an amount providing net proceeds to the Corporation at least equal to the amount required for the complete redemption of all then outstanding Series A Redeemable Preferred (the “Initial Public Offering”), or (ii) September 26, 2007.
               (c) Redemption Price. The price at which each share of Series A Redeemable Preferred shall be redeemed (the “Redemption Price”) shall be the applicable Original Issue Price plus (i) all accrued and unpaid dividends and (ii) a redemption premium equal to 2% (the “Redemption Premium”) of the Original Issue Price, subject to adjustment as provided below. In the event the warrants to purchase the Corporation’s Common Stock issued to holders of the Series A Redeemable Preferred pursuant to that certain Purchase Agreement among the Corporation, Tortoise Capital Advisors LLC and certain purchasers dated as of December 22, 2006 are not authorized by the holders of the Corporation’s Common Stock prior to the Initial Public Offering, the Redemption Premium shall increase by an additional five percent (5%) of the Original Issue Price and such warrants shall be cancelled pursuant to the terms thereof. In addition, the Redemption Premium shall increase by one percent (1%) of the Original Issue Price for each ninety (90) days that the Series A Redeemable Preferred is outstanding.
               (d) Redemption Process. The Corporation shall give to the holders of the outstanding Series A Redeemable Preferred at least three (3) business days notice of its intention to redeem any Series A Redeemable Preferred Stock in the event of mandatory redemption and at least ten (10) business days notice in the event of optional redemption. Holders of shares of the Series A Redeemable Preferred Stock so notified will be required to present and surrender the certificate or certificates representing such shares to be redeemed on the designated redemption date to the Corporation at the principal executive offices of the Corporation or such other location as the Corporation may designate. The Corporation shall pay the applicable Redemption Price to, or to the order of, the person whose name appears on such certificate or certificates so surrendered within two business days after the certificates of such holder are surrendered. If the number of shares represented by the certificate or certificates surrendered shall exceed the number of shares to be redeemed, the Corporation shall also issue and deliver a certificate or certificates representing the unredeemed balance of such shares to the person entitled thereto.
               (e) Effect of Redemption. If the Corporation pays for any shares in accordance with this Section 7, such shares shall then, and only then, no longer be deemed to be outstanding, and then, and only then, shall the rights of the holders of those shares as shareholders of the Corporation cease. Pending such payment, a holder shall continue to have all the rights of a holder of such shares.
               (f) Insufficient Funds. For purposes of any mandatory redemption under Section 7(b), if the funds of the Corporation legally available for redemption of shares of Series A Redeemable Preferred Stock on a redemption date are insufficient to redeem the total number of shares of Series A Redeemable Preferred Stock submitted for redemption, those funds which are legally available will be used to redeem the maximum possible number of whole shares ratably among the holders of such shares. The shares of Series A Redeemable Preferred Stock not redeemed shall remain outstanding and entitled to all rights and preferences provided herein. At any time thereafter when additional funds of the Corporation are legally available for the redemption of such shares of Series A Redeemable Preferred Stock, such funds will be used, at the end of the next succeeding fiscal quarter, to redeem the balance of such shares, or such portion thereof for which funds are then legally available.
               (g) Adjustment to Original Issue Price. In the event the Corporation at any time or from time to time after issuance of the Series A Redeemable Preferred Stock effects a split or subdivision of the outstanding shares of the Series A Redeemable Preferred Stock without payment of any consideration by such holder of the Series A Redeemable Preferred Stock, the Original Issue Price shall be appropriately adjusted so that the aggregate Redemption Price of all Series A Redeemable Stock then outstanding is not changed as a result of such split or subdivision.
          8. Charter and Bylaws; No other Rights. The rights of all holders of the Series A Redeemable Preferred Stock and the terms of the Series A Redeemable Preferred Stock are subject to the Charter and Bylaws of the Corporation and the Purchase Agreement dated December 22, 2006. The holders of the Series A Redeemable Preferred Stock shall not have any other preferences, rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms and conditions of redemption other than those expressly set forth therein and in these terms of the Series A Redeemable Preferred Stock.
     SECOND: The shares of Series A Redeemable Preferred Stock have been classified and designated by the Board of Directors under the authority contained in the Charter.
     THIRD: These Articles Supplementary have been approved by the Board of Directors in the manner and by the vote required by law.
     FOURTH: The undersigned President of the Corporation acknowledges these Articles Supplementary to be the corporate act of the Corporation and, as to all matters or facts required to be verified under oath, the undersigned President acknowledges that, to the best of his knowledge, information and belief, these matters and facts are true in all material respects and that this statement is made under the penalties for perjury.
[SIGNATURE PAGE FOLLOWS]

     IN WITNESS WHEREOF, the Corporation has caused these Articles Supplementary to be signed in its name and on its behalf by its President and attested to by its Secretary on this ___day of December, 2006.

ATTEST:	TORTOISE CAPITAL RESOURCES
CORPORATION

Zachary H. Hamel	David J. Schulte
Secretary	President

9